September 20, 2007

Ms. Yolanda Crittendon
Division of Corporate Finance
Securities and Exchange Commission
100F Street, NE
Washington, D.C. 20549

Re:	China Security & Surveillance Technology, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
File No. 000-50917

Dear Ms. Crittendon:

On behalf of China Security & Surveillance Technology, Inc. (“CSST” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 13, 2007, providing the Staff’s comments with respect to the above referenced annual report on Form 10-K (the “Form 10-K”).

For the convenience of the Staff, each of the Staff’s comments is reprinted in bold and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Form 10-K

Item 15 - Exhibits, Financial Statements Schedules, page 37

Financial Statements and Notes

Note 1-Organization and Principal activities, page F-9

1.
We note from your response that you applied the provisions of Rule 3-05 of Regulation S-X and represent that the businesses acquired were not significant. Please note that acquisitions of related businesses should be treated as a single business acquisition when performing the significance test. As such, please confirm that you aggregated these businesses when performing your analysis.

Ms. Yolanda Crittendon
September 20, 2007

CSST Response: We confirm that the four related businesses were aggregated and were treated as a single business acquisition for purposes of performing the significance tests. The valuations were performed by a third party valuation firm.

2.
We also note that you accounted for this transaction under SAB Topic 5.G. Given this is a business combination, please advise us how you accounted for this transaction under SFAS 141, as SAB Topic 5.G would not be applicable.

CSST Response: We respectfully request that the Staff disregard the last paragraph in the Company’s response of July 5, 2007. The Company accounted for the acquisition of the four related companies in accordance with the provisions of SFAS 141. However, the Company considered the application of SAB Topics 5.G and 5.T because as disclosed in the initial Form 10-K filing, the Company’s CEO Mr. Tu did not receive any shares in connection with the acquisition of the four related companies, but Mr. Tu’s wife did receive a portion of these shares due to her 20% ownership of one of the four related companies. Mr. Tu’s wife simultaneously with the receipt of the stock, transferred the shares she received to employees of one of the related companies. These employees were employees of the four related companies and were not employees of CSST. The other minority shareholders of the four related companies also, concurrently with the receipt of their shares, transferred a portion of their shares to employees of the companies and to others.

We concur with the Staff that SAB topic 5.G would not be applicable, However, due to the marital relationship of Mr. Tu and his wife, both Topic 5.G and 5.T were considered.

The Company proposes to revise future reference to the acquisitions to read as follows:

“In November 2006, we acquired the security and surveillance business of Jian Golden An Ke Technology Co. Ltd., or “Jian An Ke,” Shenzhen Golden Guangdian Technology Co. Ltd., or “Shenzhen Guangdian,” Shenyang Golden Digital Technology Co. Ltd., or “Shenyang Golden,” and Jiangxi Golden Digital Technology Co. Ltd., or “Jiangxi Golden,” of which our CEO and director Guoshen Tu formerly owned 80%, 60%, 42% and 90%, respectively. We refer to these companies in these financial statements as the Four-Related Companies. The former minority shareholders of the Four-Related Companies received in aggregate 850,000 shares of the Company’s common stock in exchange for the value of the Four-Related Companies, which was determined to be $6,970 by a third party valuation firm. Mr. Tu did not receive any consideration in the Company’s acquisition of the Four-Related Companies. However, his wife, Ms. Zhiqun Li, was issued 100,000 of the 850,000 shares for her ownership in Jian An Ke. Simultaneously with the receipt of her shares of Company stock, Ms. Li transferred all of the shares she received to employees of the company in which she had an ownership interest. The other minority shareholders of the Four-Related Companies also transferred a portion of the Company’s stock they received to employees of the Four-Related Companies and others. The shares transferred to the employees were considered to be performance incentives for services rendered by them prior to the acquisition. Shenzhen Guangdian is engaged in the business of manufacturing and distributing security and surveillance products. The other three companies are engaged in the business of distributing security and surveillance products.”

Ms. Yolanda Crittendon
September 20, 2007

In connection with its responses to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company believes that the foregoing information responds fully to the comments in the Staff’s Comment Letter. If you have any questions or comments regarding the foregoing information, please contact the undersigned at (01186-755) 83510888 or Louis A. Bevilacqua, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

China Security & Surveillance Technology, Inc.

By:	/s/ Terence Yap
Terence Yap
Chief Financial Officer